Exhibit 99.1

FOR RELEASE

UNITIL REPORTS THIRD QUARTER EARNINGS

HAMPTON, N.H., OCTOBER 20, 2016 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $3.5 million, or $0.25 per share, for the third quarter of 2016, an increase of $1.8 million, or $0.13 per share, compared to the third quarter of 2015. For the nine months ended September 30, 2016, the Company reported Net Income of $16.9 million, a decrease of $0.1 million compared to the same nine month period in 2015. Earnings Per Share (EPS) for the nine months ended September 30, 2016 and 2015 were $1.21 and $1.22, respectively. The increase in earnings for the third quarter of 2016 was driven by higher electric sales margins, reflecting increased electric sales, new distribution rates and lower operation and maintenance (O&M) expenses.

“Higher electric sales driven by the hotter than normal summer weather and cost control efforts combined to provide strong financial results for the third quarter,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We’ve had a very productive summer completing a number of gas and electric distribution system expansion projects, as we have added nearly 2,000 new gas and electric customers in the last twelve months.”

Natural gas sales margins were $16.0 million and $71.7 million in the three and nine months ended September 30, 2016, respectively, resulting in decreases of $0.2 million and $1.4 million, respectively, compared to the same periods in 2015. Gas sales margins in the third quarter were negatively affected by a decrease in natural gas unit sales during the usually low-use summer period, partially offset by the positive impact from customer growth and higher natural gas distribution rates. For the nine month period, natural gas sales margins were negatively affected by lower unit sales due to warmer winter weather, partially offset by the positive impacts of customer growth and higher natural gas distribution rates. Based on weather data collected in the Company’s natural gas service areas, there were 19% fewer Heating Degree Days (HDD) in the first nine months of 2016 compared to the same period in 2015. The Company estimates that the warmer winter weather in 2016 compared to 2015 negatively impacted gas sales margins by approximately $5.0 million, or $0.22 per share.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Electric sales margins were $25.6 million and $66.1 million in the three and nine months ended September 30, 2016, respectively, resulting in increases of $3.4 million and $2.2 million, respectively, compared to the same periods in 2015. Electric sales margins were positively affected by customer growth, higher electric distribution rates and the favorable effect of hotter than normal summer weather.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.5 million and $4.6 million for the three and nine months ended September 30, 2016, respectively, on par with the three and nine month periods in 2015.

O&M expenses decreased $1.3 million and $1.4 million for the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015. The decrease in the three month period reflects lower utility operating costs of $1.8 million, partially offset by higher compensation and benefit costs of $0.5 million. The decrease in O&M expenses in the nine month period reflects lower utility operating costs of $2.9 million, partially offset by higher compensation and benefit costs of $1.5 million.

Depreciation, Amortization, Property Taxes and other expenses increased $0.7 million and $2.7 million in the three and nine months ended September 30, 2016, respectively, compared to the same periods in 2015, reflecting higher utility plant assets in service and property taxes.

Interest Expense, net was relatively unchanged in the three months ended September 30, 2016 compared to the same period in 2015. For the nine month period ended September 30, 2016, Interest Expense, net decreased $0.6 million compared to the same period in 2015, primarily reflecting lower levels of long-term debt and higher net interest income on regulatory assets.

Income Taxes increased by $1.9 million for the three months ended September 30, 2016 compared to the same period in 2015, reflecting higher pre-tax earnings. Federal and State Income Taxes increased by $0.1 million for the nine months ended September 30, 2016 compared to the same period in 2015.

Also in the third quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.3550 per share. This quarterly dividend results in a current effective annual dividend rate of $1.42 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss third quarter 2016 results on Thursday, October 20, 2016, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 103,300 electric customers and 78,700 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2016 and 2015 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2016	2015	Change	2016	2015	Change
Gas Therm Sales:
Residential	2.6	2.6	—	30.5	36.3	(16.0%)
Commercial/Industrial	23.0	23.4	(1.7%)	121.6	133.6	(9.0%)

Total Gas Therm Sales	25.6	26.0	(1.5%)	152.1	169.9	(10.5%)

Electric kWh Sales:
Residential	191.7	185.5	3.3%	505.9	528.4	(4.3%)
Commercial/Industrial	274.5	274.8	(0.1%)	751.0	765.0	(1.8%)

Total Electric kWh Sales	466.2	460.3	1.3%	1,256.9	1,293.4	(2.8%)

Gas Revenues	$22.1	$21.7	$0.4	$124.1	$149.6	$(25.5)
Cost of Gas Sales	6.1	5.5	0.6	52.4	76.5	(24.1)

Gas Sales Margin	16.0	16.2	(0.2)	71.7	73.1	(1.4)

Electric Revenues	55.2	51.4	3.8	150.4	170.1	(19.7)
Cost of Electric Sales	29.6	29.2	0.4	84.3	106.2	(21.9)

Electric Sales Margin	25.6	22.2	3.4	66.1	63.9	2.2

Usource Revenues	1.5	1.6	(0.1)	4.6	4.7	(0.1)

Total Sales Margin:	43.1	40.0	3.1	142.4	141.7	0.7

Operation & Maintenance Expenses	15.5	16.8	(1.3)	48.6	50.0	(1.4)

Depreciation, Amortization, Property Taxes & Other	16.6	15.9	0.7	50.0	47.3	2.7

Interest Expense, net	5.5	5.5	—	16.7	17.3	(0.6)

Income Before Income Taxes	5.5	1.8	3.7	27.1	27.1	—
Income Tax Expense	2.0	0.1	1.9	10.2	10.1	0.1

Net Income	$3.5	$1.7	$1.8	$16.9	$17.0	$(0.1)

Earnings Per Share	$0.25	$0.12	$0.13	$1.21	$1.22	$(0.01)

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com